October 5, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC

Amendment No. 4 to Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-181594

Dear Ms. Jacobs:

By letter dated September 28, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Firm Commitment Underwritten IPO prospectus

Prospectus Summary, page 1

1. Please revise the overview section of the prospectus summary to disclose the percentage of revenues from Monster Worldwide and the Apollo Group for the most recent period presented by your financial statements in addition to the information you have presented for the year ended December 31, 2011.

We have revised the overview section of the prospectus summary to disclose the percentage of revenues from Monster Worldwide and the Apollo Group for the most recent period presented in our financial statements.

Summary Financial Data, page 13

2. According to footnote (2) to your balance sheet data on page 14, the pro forma, as adjusted column assumes the sale of common stock in your directed share offering under the Customer Stock Ownership Plan. However, the third bullet point preceding the balance sheet data table assumes only the sale of common stock in this offering. Please clarify these apparent inconsistencies. Also, to the extent that you intend to assume the sale of CSOP shares in your pro forma disclosures, please explain further how you determined that this meets the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

We have revised footnote (2) to our balance sheet on page 14 regarding the pro forma, as adjusted column, to remove the reference that such column assumes the sale of common stock in our directed share offering under the Customer Stock Ownership Plan.

Certain Relationship and Related Party Transactions

Agreements with Directors and Executive Officers, page 71

3. We note that you have not revised your disclosure to indicate that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in response to prior comment 8 of our letter dated August 3, 2012 although your response letter indicates that you included such disclosures in this section and in the notes to the financial statements. As previously requested in prior comment 8, please add to your disclosures here and in Note 8 to the financial statements that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in connection with the initial public offering.

We have added disclosures in the Agreements with Directors and Executive Officers section and in Note 8 to the financial statements to state that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in connection with the initial public offering.

Underwriting and Plan of Distribution

IPO Customer Stock Ownership Plan, page 84

4. Please disclose in this section that the closing of the IPO CSOP is conditioned on the closing of the firm commitment IPO.

We have added a sentence in the Underwriting and Plan of Distribution section to state that the closing of the IPO CSOP is conditioned on the closing of the offering made pursuant to the prospectus for the underwritten offering.

Consolidated Financial Statements

General

5. It appears that you are presenting comprehensive income in a single continuous statement. If true, please revise to refer to this as your Statement of Comprehensive Income. We refer you to the guidance in ASC 220-10-45-1C.

In response to the Staff’s comment, we have renamed our “Statements of Income” to “Statements of Income and Other Comprehensive Loss.”

IPO CSOP prospectus

General

6. We note that the Chief Executive Officer of LOYAL3, the statutory underwriter, conducted an interview on May 23, 2012 in which he mentioned Professional Diversity’s IPO CSOP (video available on http://video.foxbusiness.com/v/1653099248001/how-tobuy-a-stock-in-three-clicks/). It appears that these statements were made before the filing of the IPO CSOP prospectus on August 1, 2012. Please provide us with your analysis as to how you believe these communications do not constitute an “offer” for purposes of the Securities Act. Explain to us in your response letter the nature of any public communications by the company or its underwriter regarding the offering. Provide us with copies of any such communications, either written or electronic, and tell us the extent and circumstances of the distribution.

The referenced statements of LOYAL3’s Chief Executive Officer, which were made in response to a question asked in the Fox television interview conducted on May 23, 2012, by a person (i) in the business of television broadcasting, (ii) which was not and is not affiliated with the Company or any other offering participant, and (iii) to which no payment or other consideration was given by the Company or any other offering participant for the interview or its dissemination, preceded the filing of Amendment No. 3 to the Registration Statement on August 1, 2012, which for the first time included in the Registration Statement the IPO CSOP prospectus. However, such statements were specifically made only after we had publicly disclosed in the Registration Statement filed via EDGAR earlier on May 23, 2012 our use in our initial public offering of an IPO Customer Stock Ownership Plan administered by LOYAL 3 Securities, Inc. (see “Plan of Distribution – IPO Customer Stock Ownership Plan”, page 73). Accordingly, if these statements were deemed to constitute an “offer” for purposes of the Securities Act of 1933, as amended (the “Act”), then they would at the same time constitute a free writing prospectus permitted by Rule 433(f) promulgated under the Act (“Rule 433(f)”). Furthermore, if these statements were deemed to constitute such a free writing prospectus, that free writing prospectus would be exempt from the filing requirements of Rule 433(f) pursuant to the provisions of subparagraph 2(i) thereof, inasmuch as the substance of this putative free writing prospectus, i.e., the reference to LOYAL3’s participation in the Company’s IPO CSOP offering, had been included in the Registration Statement as filed prior to its use.

We also note that the statement was made more than four months from the date hereof, and as a result of the passage of time, a “cooling off” period should not be necessary.

To our knowledge, in addition to the reference to the offering covered by the Registration Statement in the Fox News interview, LOYAL3’s CEO, in response to a question regarding the IPO CSOP offering in the TechCrunch Disrupt Conference on September 12, 2012, answered that the IPO CSOP offering is in the quiet period and that he, accordingly, would not discuss it.

To our knowledge, neither we nor LOYAL3 has made any other public communications, either written or electronic, with respect to the offering described in the Registration Statement, other than in the Registration Statement. After the filing of a preliminary prospectus that includes the price range for the offering, the Company plans, as it has referenced in its previous response letter to the Staff, to use notices consistent with Rule 134 promulgated under the Act, as well as issuer free writing prospectuses, in its promotion of the IPO CSOP. To the extent that the Company uses issuer free writing prospectuses, it will file those as and to the extent required under Rule 433 promulgated under the Act.

7. We will contact you separately regarding the screenshots that you submitted supplementally.

To our knowledge, we believe that LOYAL3 has provided revised screenshots to the Staff. As per the Staff’s request, included with this correspondence as Exhibit A and Exhibit B are the letter from LOYAL3 and the IPO CSOP screenshots, respectively, that we believe were submitted to the Staff by LOYAL3.

Prospectus Cover Page

8. Please refer to prior comment 8 and revise the cover page to briefly describe the underwriting arrangements. In this regard, disclose that this is a best efforts offering, the company is not required to sell any specific number of dollar amount of securities, and that there is no assurance that any shares will be sold in this offering. See Item 501(b)(8)of Regulation S-K.

LOYAL3 Securities has no obligation with regard to the sale of shares and is neither engaged in a firm-commitment nor a best-efforts underwriting. In response to the Staff’s comment, we have clarified on the cover page of the IPO CSOP Prospectus that it has no obligation:”LOYAL3 Securities, Inc., which has no obligation with regard to the number of shares purchased, will receive 4% of gross proceeds in the IPO CSOP and is considered a statutory underwriter for the IPO CSOP.” We have also included a conforming reference on page A-14.

9. In response to prior comment 8 of our letter dated August 20, 2012, you state that you have removed the prominence of “LOYAL3 Securities” on the cover page, but it appears that the company is still prominently displayed on the cover page although we note that you have removed the IPO CSOP logo.

In response to the Staff’s comment, we have removed the reference to “LOYAL3 Securities, Inc.” on the bottom of the prospectus cover page.

10. Please revise the table and footnote 1 to the table on the prospectus cover page to indicate that the company has agreed to pay “commissions” rather than “fees” to LOYAL3 Securities, Inc. in connection with the IPO CSOP. Ensure that corresponding changes are made to the Plan of Distribution section.

We have revised the table and footnote 1 to the table on the prospectus cover page and all corresponding references to “fees” in the IPO CSOP prospectus, replacing “fees” with “commissions” (A-2, A-6, and A-14). The Company has also revised the sentence that referred to “underwriting fees or discounts” so that on pp. A-2, A-6 and A-14 it now reads: “No underwriting discounts will be granted by us to LOYAL3 with respect to the IPO CSOP, nor are any overallotment shares being provided to LOYAL3.”

11. It appears that you have not revised the cover page of the IPO CSOP prospectus to state that you “will be deemed a controlled company pursuant to NASDAQ corporate governance requirements” as you indicate in the firm commitment underwritten IPO prospectus. Please revise to ensure that the disclosure in the two prospectuses is consistent.

We have revised the cover page of the IPO CSOP prospectus to conform to the cover page of the firm-commitment underwritten IPO prospectus to reflect the fact that the Company “will be deemed a controlled company pursuant to NASDAQ corporate governance requirements.”

12. In response to prior comment 10 of our letter dated August 20, 2012, you state that the offering will end with the “earlier of 5,000 reservations or approximately four days before the anticipated final pricing date for the initial public offering.” Please clarify whether the 5,000 reservation threshold that will trigger the end of the offering is regardless of the investment amount of each reservation.

The referenced sentence on the cover page of the IPO CSOP prospectus has been amended to read as follows: “The offering will end with the earlier of receipt of 5,000 reservations (regardless of the investment amount of the reservations) or approximately four business days before the anticipated final pricing, date subject to LOYAL3 Securities, Inc.’s discretion to close the offering at any other time prior to final pricing.” (A conforming change has been made on page A-7.).”

13. Further to the comment above, tell us supplementally how investors will know how to calculate the “four days before the anticipated final pricing date.”

We agree that potential investors may not know when the four business days would start. However, because the offering is open until the earlier of receipt of the first 5,000 reservations or approximately four business days before the anticipated final pricing date, potential investors know that the period of the offering may be even shorter and pre-empted by reaching 5,000 reservations. To further underscore our inability to precisely define the ending of the offering period, we have added the reference to LOYAL3’s discretion to close the IPO CSOP offering, stating the end of the IPO CSOP offering as occurring “with the earlier of receipt of 5,000 reservations (regardless of the investment amount of the reservations) or approximately four business days before final pricing, subject to LOYAL3 Securities Inc.’s discretion to end the offering at any other time prior to final pricing.” (Again, a conforming change has been made on page A-7.)

(In addition, the investor will know when the IPO CSOP is closed because, when the closing occurs, LOYAL3 will place such notice on the IPO CSOP landing page.)

Plan of Distribution, page A14

14. We note your response to prior comment 19 of our letter dated August 20, 2012 that LOYAL3 Securities, Inc. does not and will not engage in solicitation activities. However, we also note that LOYAL3’s website promotes IPO CSOPs and may provide direct links to company websites. Accordingly, please revise your statement that LOYAL3 is not engaging in any solicitation activities.

We understand that LOYAL3, using a model that relies upon issuer promotion using lawful means of issuer promotion (such as Rule 134 notices as free writing prospectuses) as referenced in our answer to question no. 6 above, does not plan to engage directly in solicitation activities with regard to the IPO CSOP offering, and that its public website is structured to provide a neutral list of available CSOPs (direct stock purchase plans) and IPO CSOPs, which even a non-broker-dealer would be able to provide.1The Company also understands that LOYAL3 has discussed this model specifically, and in detail, with senior staff members of the Divisions of Corporation Finance and Trading and Markets, including the fact that there may at times be only one or two issuers on that list. For that reason, the Company does not believe it needs to revise the statement regarding LOYAL3’s not engaging in solicitation activities.

15. We note that your revised disclosure in response to prior comment 19 of our letter dated August 20, 2012 still has information about the firm commitment underwritten offering that does not appear necessary to understand or participate in the IPO CSOP. Please revise to limit the disclosure regarding the firm commitment underwritten offering with regard to the underwriting agreement and lock-up agreements.

In response to the Staff’s comments, we have significantly reduced the disclosure regarding the firm commitment underwriting to two sentences on page A-15.

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

    James Kirsch

cc:	Brian Lee, Esq.

SNR Denton US LLP

[1]

See StockPower No-Action letter, publicly available July 24, 1998 in the context of direct stock purchase plans but nevertheless offerings (including for initially issued shares) under registration statements.

Exhibit A

October 3, 2012

Via email – GarnettK@SEC.gov

Ms. Karen Garnett

Associate Director, Division of Corporation Finance

Securities & Exchange Commission

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Re: LOYAL3 IPO CSOP Application

The following list reflects the points raised by members of the SEC Staff on the October 2, 2012 conference call regarding the LOYAL3 IPO CSOP application – including screen shots and other materials of the LOYAL3 UI and/or website or Facebook page.

1.	“How to Buy and Sell” Link. The Staff asked for the destination of the “How to Buy and Sell” link. With regard to the Buy/Sell disclosure, the Staff requested that the process differences between the core CSOP (a direct stock purchase plan) and the IPO CSOP be noted and differentiated, especially regarding batch processing. They also advised that LOYAL3 should further define the reference to the “increased investment risk”

Response and Action: LOYAL3 responded on the call that the link is to information on the LOYAL3 public website. LOYAL3 has revised the “How to Buy and Sell” link to distinguish and differentiate between the core CSOP and the IPO CSOP, per the Staff comments. The “How to Buy and Sell” page now clearly describes that sale orders may be placed at any time, but are batched once daily. LOYAL3 has also revised the information regarding batch processing on that link to further define and explain the increased investment risk consistent with the prospectus language. LOYAL3 has provided its revised “How to Buy and Sell” link as page 1 in the attached pdf materials.

2.	“Batch” Links. The Staff requested to view the language that is provided when the “batch” link is clicked.

Response and Action: LOYAL3 has provided the link as page 2 in the attached pdf materials.

3.	“You’re Invited to Invest Page.” The Staff requested that Step 3 (“Invest”) be clarified to include the Participant’s right to withdraw.

150 California Street,   Suite 400,   San Francisco, CA 94111   |   T   415.981.0700   |   F   415.981.0703   |    www.loyal3.com

Response and Action: Per Staff comments, the new language now reads: “Once the final IPO price is set, you have a two hour decision window to invest or withdraw.” LOYAL3 has provided the revised page as page 3 of the attached pdf materials.

4.	Decision Window “More Information.” The Staff requested a copy of this Link.

Response and Action: LOYAL3 has removed the “More Information” link, since the decision-window page was revised to provide further clarification (as described in point #5 below), taking much of the language from the “More Information” link.

5.	“Decision Window” Second Paragraph. In connection with the paragraph defining the circumstances when a conditional purchase (“reservation”) is automatically deemed an order, the Staff requested that LOYAL3 add language regarding participants’ ability to withdraw at any time.

Response and Action: In the revised page that includes the “Decision Window” description, LOYAL3 has added the following bolded sentence: “You can withdraw your reservation until the end of the two hour decision window, and you will not be bound to a firm order until the end of that decision window.” The page with the new language is provided as page 4 in the attached pdf materials.

6.	“Live Chat.” The Staff requested confirmation that the personnel responding to “live chat” inquiries were acting in a ministerial capacity and not providing investment advice.

Response and Action: LOYAL3 confirmed on the conference call that the personnel responding to “live chat” inquiries were acting in a ministerial capacity, including issues related to the use of the application, and not providing investment advice in any way.

7.	“How CSOP Works.” The Staff requested confirmation that the footer links do not need to be clicked as part of the reservation process.

Response and Action: LOYAL3 confirmed on the conference call that the links were for additional information, at the discretion of the participant, and were not a part of the required reservation flow.

8.	Prospectus Window. The Staff asked what would be included in the pop-up window (currently populated with random Latin characters).

Response and Action: LOYAL3 confirmed on the conference call that the preliminary prospectus with the estimated price range would be included in the referenced pop-up window, and that participants will not be requested to confirm either reading or understanding the prospectus.

150 California Street,   Suite 400,   San Francisco, CA 94111   |   T   415.981.0700   |   F   415.981.0703   |    www.loyal3.com

9.	Revision to Price Range. The Staff asked whether participants would be required to reconfirm their reservations if the estimated price range was changed.

Response and Action: For the purposes of the PDN offering, LOYAL3 confirmed on the conference call that in the case of a change in the estimated price range, participants would be required to reconfirm their reservations.

10.	“Other Important Information.” The Staff asked for a revision of the “Market Purchases” language that was not applicable to the IPO CSOP (it is applicable to the core CSOP).

Response and Action: LOYAL3 has deleted the section regarding “Market Purchases” in its entirety, per Staff comments.

11.	Facebook Default Message. The Staff asked about the Facebook default message and the “Write Something” comment box.

Response and Action: LOYAL3 explained on the conference call that the functionality of the Facebook widget provides for the default text, and for the participant choice of changing the thumbnails or adding a personalized comment (“comment box”). In short, the Facebook widget used by LOYAL3 is standard for the Facebook platform (i.e., unchangeable by LOYAL3), and the default copy was previously collaborated on with Staff.

12.	When the final price is within the estimated price range. The Staff asked that the wording be changed from “reconfirm” to “confirm.”

Response and Action: LOYAL3 agreed on the conference call to make that change. It now reads, “IPO CSOP reservations that were not withdrawn are now confirmed.” See page 5 of the attached pdf materials.

13.	“Withdraw” when Outside Price Range. The Staff asked about the smaller font size of the “withdraw” on the confirmation page, as compared to the confirmation font size.

Response and Action: LOYAL3 explained on the conference call that the “withdraw” button was not required in the circumstance where the final price is outside the estimated price range because, without any action, the participant’s reservation would automatically be withdrawn. The withdraw button is provided only so that the participants may be comfortable that their intention is clear if they are unsure whether merely logging off does not automatically withdraw their reservation.

150 California Street,   Suite 400,   San Francisco, CA 94111   |   T   415.981.0700   |   F   415.981.0703   |    www.loyal3.com

14.	“No Fees, Ever.” The Staff wanted confirmation that the “no fees, ever” did not have a hidden “catch.”

Response and Action: LOYAL3 is providing the “No Fees, Ever” link from its public site to provide the firm’s explicit disclosure regarding the “No Fees, Ever” statement. The page with the language at issue is provided as page 6 in the attached pdf materials.

15.	IPO CSOP FAQs. The Staff requested access to the FAQs.

Response and Action: LOYAL3 explained on the conference call that all FAQs are available on the LOYAL3 public website, and Staff agreed that the FAQ section of the website was adequate access for their review.

Please let us know if we can provide further clarification. We look forward to moving forward expeditiously so we are positioned to meet the timing requirements expressed by the issuer.

Thank you.

Sincerely,

/s/ Jeff Modisett

Jeff Modisett

Chief Legal Officer

LOYAL3

150 California St.

Fourth Floor

San Francisco, CA 94111

Cc:	Jim Kirsch, Chief Executive Officer, Professional Diversity Network
Michael Froy, SNR Denton
Brian Lee, SNR Denton

150 California Street,   Suite 400,   San Francisco, CA 94111   |   T   415.981.0700   |   F   415.981.0703   |    www.loyal3.com

Exhibit B

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Sell Easily We accept orders 24 hours a dayr seven days a week. However, we typically batch all of the orders and execute them once daily. It’s important to note that orders are not handled on a real-time basis and are subject to intraday cutoff times, This may increase investment risk In a volatile market given that the price at the time you placed your order may differ significantly from the price you receive, which may result in higher profits or losses. You place your sell orders from your LOYAL3 account page. Batch Trading Batch Trading is a process in which trade orders are collected and then executed all at the same time. LOVAL3 utilizes this process to provide an efficient way to execute a high volume of potential fractional share orders. Sell orders received before 2:00 pm ET will be executed that day, and orders received after 2:00 pm ET will be executed after 2:00 pm ET the following day. Because we use batch trading, our platform may not be appropriate for short-term investors who wish to “time” their buy and sale orders with precision. Sync Your Bank Account To participate in an IPO or Follow-On CSOPH you will need to provide your bank account information. Also, we are required to ask you for your date of birth and social security number for regulatory reasons. Check the Value of Your Stock Anytime Fol lowing your purchase, you can access your LOYAL3 account 24/7, so it’s easy to find out how much stock you own and how much it’s worth anytime you want. Value is based on latest market closing prices. In addition, you’ll receive regular monthly online statements summarizing your CSOPs1 activities and holdings. Ours Products NO fees, ever You’re Invited to Invest in Our IPO. 1203 Enroll Reserve countdown to the final Invest Open a LOYAL3 account with a Select your maximum investment Once the final IPO price is set. you have a two minimum balance of $350. amount and create your profile. hour decision window to invest or withdraw. Already a LOYAL5 member? This is a limited offering - participants are selected first coma, first serve. Learn how the IPO CSOP works IPO Customer Stock Ownership Plan (IPO CSOP). Read Overview See IPO CSOP™ Demo Read Prospectus PROSPECTUS Information about The Great Outdoors and its IPO CSOP. Read Prospectus How It Works Abo ut LOYAL3 ® Support The CSOP Company Overview Live Chat No Fees, Ever Privacy Policy CSOP FAQ Simple & Easy Contact Us Like & Follow Us: Low Minimums New to Investing? How to Buy & Sell Payment Options CSOP Facebook App © 2012 LQYAL3, its subsidiaries, and partners, respectively. All rights reserved. Trademarks are owned by LOYAL3 Holdings, Inc, and our partners. Securities products are offered by our partners. Participant accounts are held at LOYAL3 Securities, Inc, Member FINRA, SIPC Security products are not FDIC insured, are not bank guaranteed and may lose value. LOYAL3 Securities, Inc. does not solicit, recommend or offer advice on the investment merits of investing in any securities, THIS site Is designed for U.S. residents only, A registration statement relating to these securities has been filed with the sec but has not yet become effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

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Decision Window



If the final price is below the estimated price range in the prospectus, or is above the range by more than 20%, you must reconfirm your reservation within the two hour decision window or your reservation will be deemed canceled and you will not receive shares.

If the final price is within the estimated price range in the prospectus, or is above the range by not more than 20%, your reservation will automatically be deemed a firm order when the two hour decision window expires.

You can withdraw your reservation until the end of the two hour decision window, and you will not be bound to a firm order until the end of that decision window.

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© 2012 LOYAL3, its subsidiaries, and partners, respectively. All rights reserved. Trademarks are owned by LOYAL3 Holdings, Inc. and our partners. Securities products are offered by our partners. Participant accounts are held at LOYAL3 Securities, Inc. Member FINRA, SIPC. Security products are **not FDIC insured, are not bank guaranteed and may lose value.** LOYAL3 Securities, Inc. does not solicit, recommend or offer advice on the investment merits of investing in any securities. This site is designed for U.S. residents only.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Estimated Price Range in Prospectus: $18.00 - $20.00 per share View Prospectus How It Works About LOYAL3 Support Trie CSOP Company Overview Live Cnat No Fees, Ever Privacy Policy CSOP FAQ Simple & Easy Contact Us Like a Follow Us: Low Minimums New to Investing? How to Buy & Sell Payment Options CSOP Facebook App © 2012 LQYAL3, its subsidiaries, and partners, respectively. All rights reserved. Trademarks are owned by LOYAL3 Holdings, Inc. and our partners. Securities products are offered by our partners. Participant accounts are held at LOYAL3 Securities, Inc. Member FINRA, SIPC. Security products are not FDIC insured, are not bank guaranteed and may lose value LOYAL3 Securities, Inc. does not solicit recommend or offer advice on the investment merits of Investing in any securities. This site is designed for U.S, residents only. A registration statement relating to these securities has been filed with the sec but has not yet become effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective

With any of the CSOP products, there are no fees to buy or sell stock. In fact, there are no fees, ever.

LOYAL3 won't charge Participants in CSOPs, IPO CSOPs or other CSOP products any enrollment fees, any transaction fees on purchases or sales, or any minimum balance fees. In fact, LOYAL3 won't even charge you a fee for transferring your CSOP account to another US financial institution. For IPO CSOP purchases, the $350 minimum account balance can be used toward the purchase of IPO stock, and any unused funds can be withdrawn at any time.

How are there no fees? The companies whose stock you're buying pay your fees for you. They do this for two reasons.

First, companies that offer a CSOP believe it's the right thing to do. They want to ensure all of their customers have the ability to become owners, regardless of wealth or status. And they believe customers make good shareholders, who will feel even more connected to their brand.

Second, LOYAL3’s technology platform is state-of-the-art, removing significant costs from the system and making CSOPs cost effective for companies.

CSOPs forge a partnership between you and your favorite brands. It's an innovative and easy way for anyone to buy stock directly from the companies they know and love.